LIQUID MEDIA GROUP LTD.

Condensed Interim Consolidated Financial Statements

For the three months ended February 29, 2020 and February 28, 2019

(Expressed in Canadian Dollars)

(Unaudited)

Liquid Media Group Ltd.

Table of Contents

(Expressed in Canadian Dollars - Unaudited)

Financial Statements

Condensed Interim Consolidated Statements of Financial Position

2

Condensed Interim Consolidated Statements of Loss

3

Condensed Interim Consolidated Statements of Comprehensive Loss

4

Condensed Interim Consolidated Statements of Cash Flows

5

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

6

Notes to Condensed Interim Consolidated Financial Statements

7

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

	Note	February 29, 2020	November 30, 2019
		$	$
ASSETS

Current assets
Cash		53,070	4,587,405
Restricted cash	3	682,466	672,663
Receivables	5	955,190	698,361
Prepaids	6	122,066	296,352
Loans receivable	7	-	94,882
		1,812,792	6,349,663
Loans receivable	7	242,691	233,837
Licenses	8	1,350,492	1,840,836
Investment in equity instruments	10	1,732,798	1,551,324
Equipment	11	115,252	123,305
Intangible assets	12	6,096,104	1,707,959
Goodwill	13	3,620,071	3,582,548
		14,970,200	15,389,472

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	14	4,741,744	4,367,381
Loans payable	15,18	1,446,411	1,437,933
		6,188,155	5,805,314
Convertible debentures	16,18	1,472,506	1,388,402
Deferred income taxes		23,405	23,163
Derivative liability	17	546,792	1,102,277
		8,230,858	8,319,156

SHAREHOLDERS' EQUITY

Share capital	17	21,525,401	21,118,940
Commitment to issue shares	17	901,542	137,197
Reserves	17	2,246,337	2,166,098
Accumulated other comprehensive income		344,686	303,465
Accumulated deficit		(20,094,205)	(18,441,785)
Equity attributable to shareholders of the company		4,923,761	5,283,915
Non-controlling interest	19	1,815,581	1,786,401
		6,739,342	7,070,316
		14,970,200	15,389,472

Nature and continuance of operations (Note 1)

Contingencies (Note 23)

Subsequent events (Note 25)

Approved on behalf of the Board of Directors on May 13, 2020:

“Joshua Jackson”

“Stephen Jackson”

      Director

   Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Condensed Interim Consolidated Statements of Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended
	Note	February 29, 2020	February 28, 2019
		$	$

Sales		100,769	99,772
Cost of sales	8	271,251	621,628
Gross profit (loss)		(170,482)	(521,856)

Operating expenses
Accretion expense	16	60,625	-
Amortization	12	92,883	25,089
Consulting and director fees	18	365,846	300,226
Depreciation	11	9,172	-
Foreign exchange (gain) loss		(23,502)	20,482
Insurance		19,500	14,113
Interest expense	15,16,18	45,015	31,819
Investor relations, filing, and compliance fees		21,996	41,879
Marketing		965,493	-
Other general and administrative expenses		23,337	21,063
Professional fees		200,647	252,947
Share-based compensation	17,18	94,392	1,166,672
Salaries and benefits		29,971	28,902
Travel		14,534	-
		1,919,909	1,903,192
		(2,090,391)	(2,425,048)

Interest income	7	17,484	14,762
Share of profit of equity investment	9	-	195,726
Write-off of licenses	8	(330,276)	-
Gain on derivative liability	17	555,485	142,806
Gain (loss) on settlement of debt	14	42,508	(55,221)
Unrealized gains on equity instruments	10	162,177	-
Allowance for credit loss	7	(5,507)	-
		441,871	298,073
Loss before income taxes		(1,648,520)	(2,126,975)
Deferred income tax recovery	16	-	(160,917)
Loss for the period		(1,648,520)	(1,966,058)

Loss attributable to:
Shareholders of the Company		(1,652,420)	(1,941,840)
Non-controlling interest	19	3,900	(24,218)
Loss for the period		(1,648,520)	(1,966,058)

Loss per common share (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended
	Note	February 29, 2020	February 28, 2019
		$	$

Loss for the period		(1,648,520)	(1,966,058)
Other comprehensive income
Foreign currency translation adjustment		66,501	(95,782)
Comprehensive loss for the period		(1,582,019)	(2,061,840)

Comprehensive loss attributable to:
Shareholders of the company		(1,611,199)	(2,019,476)
Non-controlling interest	19	29,180	(42,364)
Comprehensive loss for the period		(1,582,019)	(2,061,840)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

	Three months ended
	February 29, 2020	February 28, 2019
	$	$
Cash flows provided by (used in) operating activities
Loss for the period	(1,648,520)	(1,966,058)
Items not affecting cash:
Accretion expense	60,625	-
Accrued interest income	(14,777)	(14,762)
Accrued interest expense	36,937	30,796
Allowance for credit loss	5,507	-
Amortization - intangibles	92,883	25,089
Amortization - licenses	170,617	578,488
Depreciation	9,172	-
Change in value of derivatives	(555,485)	(142,806)
Commitment to issue shares	44,813	39,931
Deferred income tax recovery	-	(160,917)
(Gain) loss on settlement of debt	(42,508)	55,221
Share of (profit) loss on equity investment	-	(195,726)
Share-based compensation	94,392	1,166,672
Shares issued for services	6,558	-
Unrealized foreign exchange (gain) loss	(3,956)	72,219
Unrealized gains on equity instruments	(162,177)	-
Write-off of license fees	330,276	-
Changes in non-cash working capital:
Receivables	(256,829)	(66,028)
Prepaids	174,286	(714,666)
Accounts payable and accrued liabilities	546,965	283,143
	(1,111,221)	(1,009,404)
Cash flows provided by (used in) investing activities
Investment in intangibles	(4,464,885)	(52,673)
Loan receivable received	83,231	-
Interest received on loans	12,067	6,576
	(4,369,587)	(46,097)
Cash flows provided by financing activities
Loan proceeds	1,535	125,000
Loan repayments	-	(6,527)
Loan repayments to related parties	-	(30,500)
Interest paid on loans	(11,179)	-
Convertible debentures received	-	3,526,468
Commitment to issue shares	856,729	-
Warrants exercised and issued for cash	100,355	-
	947,440	3,614,441
Effect of foreign exchange on cash	(967)	(33,588)
Change in cash during the period	(4,534,335)	2,406,730
Cash, beginning of period	4,587,405	4,327,331
Cash, end of period	53,070	6,852,683

Supplemental cash-flow disclosure
Interest received	12,067	-
Interest paid	11,179	-

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars - Unaudited)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$	$

Balance, November 30, 2018	4,010,108	18,032,601	12,550	771,623	282,082	(10,860,401)	1,838,941	10,077,396
Shares issued to settle debt	113,334	391,013	-	-	-	-	-	391,013
Commitment to issue shares	-	-	39,931	-	-	-	-	39,931
Share-based compensation	-	-	-	1,166,672	-	-	-	1,166,672
Convertible debenture - equity portion	-	-	-	435,074	-	-	-	435,074
Foreign exchange on translation	-	-	-	-	(77,636)	-	(18,146)	(95,782)
Loss for the period	-	-	-	-	-	(1,941,840)	(24,218)	(1,966,058)
Balance, February 28, 2019	4,123,442	18,423,614	52,481	2,373,369	204,446	(12,802,241)	1,796,577	10,048,246
Shares issued to settle debt	46,539	243,162	-	-	-	-	-	243,162
Units issued for convertible debentures	1,000,167	2,040,346	-	(244,890)	-	-	-	1,795,456
Residual value of warrants issued for convertible debentures	-	(30,779)	-	30,779	-	-	-	-
Shares issued for services	17,222	73,980	-	-	-	-	-	73,980
Commitment to issue shares	-	-	97,266	-	-	-	-	97,266
Warrants exercised for cash	158,291	368,617	-	-	-	-	-	368,617
Subscriptions reclassified to payables	-	-	(12,550)	-	-	-	-	(12,550)
Share-based compensation	-	-	-	6,840	-	-	-	6,840
Foreign exchange on translation	-	-	-	-	99,019	-	9,538	108,557
Loss for the period	-	-	-	-	-	(5,639,544)	(19,714)	(5,659,258)
Balance, November 30, 2019	5,345,661	21,118,940	137,197	2,166,098	303,465	(18,441,785)	1,786,401	7,070,316
Shares issued to settle debt	57,125	148,198	-	-	-	-	-	148,198
Shares issued for services	11,764	39,615	(33,058)	-	-	-	-	6,557
Commitment to issue shares	-	-	901,542	-	-	-	-	901,542
Warrants exercised for cash	98,004	218,648	(104,139)	(14,153)	-	-	-	100,356
Share-based compensation	-	-	-	94,392	-	-	-	94,392
Foreign exchange on translation	-	-	-	-	41,221	-	25,280	66,501
Loss for the period	-	-	-	-	-	(1,652,420)	3,900	(1,648,520)
Balance, February 29, 2020	5,512,554	21,525,401	901,542	2,246,337	344,686	(20,094,205)	1,815,581	6,739,342

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

1.

NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. The Company is an entertainment company with a portfolio of content IP spanning creative industries.  The Company’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. The head office and registered records office of the Company is Suite 202 – 5626 Larch Street, Vancouver, British Columbia, V6M 4E1. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at February 29, 2020, the Company has generated losses since inception and has an accumulated deficit of $20,094,205. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management has estimated that it does not have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months and, therefore, will be required to obtain additional financing.  These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern within one year of the approval of these financial statements.  There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  Therefore, it is recommended that this financial report be read in conjunction with the audited annual financial statements of the Company for the year ended November 30, 2019.

The accounting policies applied in preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended November 30, 2019, except for the following:

Business combinations

On December 1, 2019, the Company elected to early adopt the amendments to IFRS 3 Business Combinations.  The amendment:

•

clarifies minimum requirements to be a business,

•

clarifies market participants ability to replace missing elements,

•

clarifies the assessment of whether an acquired process is substantive,

•

narrows the definition of outputs, and

•

provides for an optional concentration test which is met if substantially all of the fair value of the gross net assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value.  The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

	Incorporation	Percentage owned
		2020	2019
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	100%	100%
Companies owned by Liquid Canada:
Majesco Entertainment Company (“Majesco)	USA	51%	51%

On January 9, 2018, Liquid Canada acquired 51% of the shares of Majesco Entertainment Company (“Majesco”), a Nevada corporation.  The Company is a provider of video game products primarily for the mass-market consumer. (Note 4)

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Non-controlling interest represents the portion of a subsidiary’s earnings and losses and net assets that is not held by the Company.  If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary’s equity, the excess is allocated to the non-controlling interest except to the extent that the majority has a binding obligation and is able to cover the losses.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of convertible debentures, the valuation of investments in films and intangible assets including goodwill, the valuation of investments in equity instruments, the valuation of share-based compensation and other equity based payments and derivative liability, and the valuation of expected credit loss.

Significant judgements includes the determination of functional currency, assessments over level of control or influence over companies, and the recoverability and measurement of deferred tax assets.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies.  Management is required to assess at each reporting date the Company’s control and influence over these other companies.  Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting.  The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) to constitute significant influence up to February 28, 2019 and thereafter does not have the ability to influence the key operating activities of the entity.  Accordingly, as of March 1, 2019 the Company has accounted for its investment under fair value through profit or loss (Note 9 and 10).

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Acquisition of group of assets

The Company acquired platform coding which did not meet the definition of a business and is accounted for as an asset acquisition.  The Company applied the amended IFRS 3 Business Combinations standard in its determination that the acquisition did not meet the definition of a business, in particular, the optional concentration test, as substantially all the fair value of the assets acquired were accounted in a group of similar identifiable assets.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation, derivatives, and convertible features

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of intangible assets including goodwill

Goodwill and intangible assets are tested for impairment at each reporting date.  Management first reviews qualitative factors in determining if an impairment needs to be recorded.  Quantitative factors are then used to calculate the amount of impairment, if needed.  Goodwill and intangibles resulted from a business acquisition.  Intangibles were valued based on estimated discounted cash flows.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date.  The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Valuation of expected credit loss

Loans receivables are assessed for an estimated credit loss at each reporting date.  The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan.  As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment (continued)

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment

30%

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues

15 years

Platform coding

  3 years

Brands

indefinite

Intellectual property

indefinite

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in profit and loss.  Expenditures for repairs and maintenance are expensed as incurred.

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•

the development costs can be measured reliably;

•

the project is technically and commercially feasible;

•

the Company intends to and has sufficient resources to complete the project;

•

the Company has the ability to use or sell the asset, and

•

the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete and the asset starts to generate income.

Video game catalogues

The video game catalogues are made up of a diverse variety of games, ranging in age and popularity.  The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represents management’s view of the expected period over which the Company expects benefits from the acquired gaming content packaged as catalogues. The election of this useful life is supported by internal game titles still producing revenue at this age.

Platform coding

The platform coding acquired by the Company has an estimated useful life of 3 years due to rapidly changing technology.

Brand

Through the acquisition of Majesco (Note 4), the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.

Changes in accounting standards

The Company has adopted the following accounting standards effective December 1, 2019, which had no significant impact on the consolidated financial statements:

•

IFRS 16 - Leases

•

IFRIC 23 – Uncertainty Over Income Tax Treatments

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

3.

RESTRICTED CASH

As at February 29, 2020, the Company had a $682,466 (US$508,233) (November 30, 2019 - $672,663 (US$506,179)) deposit certificate which earns interest at 1.49% per annum and matures and renews monthly.  The deposit certificate has been assigned as security to City National Bank for a revolving bank loan (Note 15).

4.

ACQUISITION OF MAJESCO ENTERTAINMENT COMPANY

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $415,000 and is required to pay cash consideration of up to US$1,000,000.  As at February 29, 2020, the Company had paid US$500,000 (November 30, 2019 – US$500,000) and accrued $671,400 (US$500,000) (November 30, 2019 – $664,405 (US$500,000)).

In connection with the acquisition of Majesco, the Company agreed to pay a finder’s fee of 5% of the total purchase price for a total fee of $100,710 (US$75,000).  As at February 29, 2020, the Company owes $33,582 (US$25,000) (November 30, 2019 - $33,223 (US$25,000)) which is included in accounts payable.

5.

RECEIVABLES

	February 29, 2020	November 30, 2019
	$	$
Accounts receivable	45,547	25,299
Sales tax receivable	62,490	14,293
Other receivables	847,153	658,769

	955,190	698,361

Other receivables includes the Company’s insurance claim for certain legal bills in relation to a lawsuit.

6.

PREPAIDS

As at February 29, 2020, prepaids includes $nil (November 30, 2019 - $208,066 (US$156,570)) for a marketing campaign that is being expensed as costs are incurred.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

7.

LOANS RECEIVABLE

Current amounts

As at February 29, 2020, the current loans receivable including accrued interest is as follows:

	Waterproof	Participant Games	Installment Entertainment	Total
	$	$	$	$
Balance November 30, 2018	104,552	199,806	126,937	431,295
Reclassified as long-term	-	(199,806)	(126,937)	(326,743)
Accrued interest income	8,137	-	-	8,137
Repayments received	(17,807)	-	-	(17,807)

Balance November 30, 2019	94,882	-	-	431,295
Accrued interest income	416	-	-	416
Repayments received	(95,298)	-	-	(95,298)

Balance February 29, 2020	-	-	-	-

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced $100,000 to Waterproof.  The revolving credit facility was unsecured, bore interest at 8% per annum and was due on July 21, 2017.  If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate.  Interest was payable on the first business day of each month.  As at February 29, 2020, the Company had accrued interest receivable of $nil (November 30, 2019 - $11,651).  The Company received payment in full in December 2019.

Long-term amounts

Loans receivable are classified as long-term when management has determined that they will not be receiving payment on these loans within the next twelve months.  As at February 29, 2020, the long-term loans receivable including accrued interest are as follows:

	Participant Games	Installment Entertainment	Total
	$	$	$
Balance November 30, 2018	-	-	-
Reclassified from current	199,806	126,937	326,743
Accrued interest income	32,120	20,405	52,525
Expected credit loss	(115,963)	(29,468)	(145,431)

Balance November 30, 2019	115,963	117,874	233,837
Accrued interest income	8,781	5,580	14,361
Expected credit loss	(4,391)	(1,116)	(5,507)

Balance February 29, 2020	120,354	122,337	242,691

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

7.

LOANS RECEIVABLE (continued)

Long-term amounts (continued)

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of $150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018.  As at February 29, 2020, the Company has accrued interest receivable of $90,707 (November 30, 2019 - $81,926) and has recorded an allowance for credit loss of $120,354 (November 30, 2019 - $115,963) as the note remains unpaid.

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018.  The loan was convertible into shares, at any time prior to April 21, 2018.  As at February 29, 2020, the Company has accrued interest receivable of $52,922 (November 30, 2019 - $47,342) and has recorded an allowance for credit loss of $30,584 (November 30, 2019 - $29,468) as the note remains unpaid.

8.

LICENSES

Four licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $4,880,639.  During the three months ended February 29, 2020, the Company wrote-off one license with an unamortized balance of $330,276 (year ended November 30, 2019 – one license with an unamortized balance $717,125).  The remaining two agreements held at February 29, 2020 are being amortized over the term of the corresponding agreements ranging from three to four years.

During the three months ended February 29, 2020, amortization, included in cost of sales, amounted to $170,617 (three months February 28, 2019 - $578,488).  The currency translation adjustment at February 29, 2020 was $117,395 (November 30, 2019 - $100,636).

The following table is a reconciliation of the licenses:

	February 29, 2020	November 30, 2019
	$	$
Balance, beginning of period	1,840,836	4,382,598
Amortization	(170,617)	(1,819,596)
Write-offs	(330,276)	(717,125)
Currency translation adjustment	10,549	(5,041)

Balance, end of period	1,350,492	1,840,836

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

9.

INVESTMENT IN ASSOCIATES

Waterproof

On April 15, 2015, the Company acquired a 49% interest in Waterproof by paying $475,000 and issuing 100,000 common shares with a fair value of $125,001.  The Company also issued 40,000 common shares as a finder’s fee with a fair value of $50,000 during the year ended November 30, 2015.

The Company owns 49% of Waterproof and previously held significant influence over the investment causing the Company to account for its investment using the equity method.  As at March 1, 2019, the Company no longer had the ability to exert significant influence over Waterproof’s operating activities due to ongoing disputes, therefore causing the Company to reclassify the investment as FVTPL (Note 10).

The following table is a reconciliation of the investment in Waterproof:

	February 29, 2020	November 30, 2019
	$	$
Balance, beginning of year	-	397,629
Share of profit of equity investment	-	195,726
Currency translation adjustment	-	(6,081)
Derecognition to investment in equity instruments (Note 10)	-	(587,274)

Balance, end of year	-	-

10.

INVESTMENT IN EQUITY INSTRUMENTS

Until February 28, 2019, the Company accounted for the investment in Waterproof (Note 9) using the equity method resulting in a carrying value of $587,274 at March 1, 2019, however, the Company no longer exerts significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

The fair value as at March 1, 2019 was determined to be $1,649,362 resulting in a gain of $1,062,088 on derecognition from the equity accounting carrying value.

As at February 29, 2020, the value of Waterproof’s common shares were estimated to be $1,732,798 (November 30, 2018 - $1,551,324) resulting in an unrealized gain on equity instruments of $162,177 (three months ended February 28, 2019 - $Nil).  The currency translation adjustment as at February 29, 2020 was $19,297 (November 30, 2019 - $10,089).

The following table is a reconciliation of the investment in Waterproof:

	February 29, 2020	November 30, 2019
	$	$
Balance, beginning of period	1,551,324	-
Recognition from investment in associates (Note 9)	-	587,274
Change in fair value	162,177	953,961
Currency translation adjustment	19,297	10,089

Balance, end of period	1,732,798	1,551,324

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

11.

EQUIPMENT

Computer Equipment
$
Cost:
At November 30, 2018	-
Additions	125,143
Net exchange differences	(277)
At November 30, 2019	124,866
Net exchange differences	1,308
At February 29, 2020	126,174
Depreciation::
At November 30, 2018	-
Additions	1,553
Net exchange differences	8
At November 30, 2019	1,561
Additions	9,172
Net exchange differences	189
At February 29, 2020	10,922
Net book value:
At November 30, 2019	123,305
At February 29, 2020	115,252

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

12.

INTANGIBLE ASSETS

	Video Game Catalogues	Platform Coding	Brands	Total
	$	$	$	$
Cost:
At November 30, 2018	1,589,258	-	105,286	1,694,544
Additions - paid or accrued	133,356	-	-	133,356
Net exchange differences	(7,053)	-	5,013	(2,040)
At November 30, 2019	1,715,561	-	110,299	1,825,860
Additions - paid	-	4,464,885	-	4,464,885
Net exchange differences	17,969	-	1,155	19,124
At February 29, 2020	1,733,530	4,464,885	111,454	6,309,869

Amortization:
At November 30, 2018	17,722	-	-	17,722
Additions	100,202	-	-	100,202
Net exchange differences	(23)	-	-	(23)
At November 30, 2019	117,901	-	-	117,901
Additions	24,844	68,039	-	92,883
Net exchange differences	1,702	1,279	-	2,981
At February 29, 2020	144,447	69,318	-	213,765

Net book value:
At November 30, 2019	1,597,660	-	110,299	1,707,959
At February 29, 2020	1,589,083	4,395,567	111,454	6,096,104

As at February 29, 2020, included in video game catalogues is $214,852 (November 30, 2019 - $212,625) of development costs which the Company has not begun amortizing.  Brands pertain to Majesco Entertainment.  During the three months ended February 29, 2020, the Company acquired platform coding for a cash payment of $4,464,885 (US$3,325,000).

13.

GOODWILL

Goodwill of $3,356,355 was acquired during the year ended November 30, 2018 pursuant to the acquisition of Majesco.  The currency translation adjustment as at February 29, 2020 was $263,716 (November 30, 2019 - $226,193).

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired.  At November 30, 2019, the Company performed its impairment review of goodwill by comparing each cost center’s fair value to the net book value including goodwill.  The Company has determined that it has one cost center: Majesco.  The fair value of the cost center was determined by management based on a valuation using the income approach.  The income approach uses future projections of cash flows from the cost center and includes, among other estimates, projections of future revenue and operating expenses, market supply and demand, projected capital spending and an assumption of the weighted average cost of capital.  Management’s evaluation of fair values includes analysis based on the future cash flows generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets.  Management has determined that no events have occurred subsequent to the date of the assessment that would require a further impairment review of goodwill.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

14.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	February 29, 2020	November 30, 2019
	$	$
Accounts payable	3,156,456	2,845,308
Accrued liabilities	879,519	821,014
Payroll taxes payable	787	474
Sales tax payable	-	2,911
Payable on Majesco acquisition (Note 4)	704,982	697,674

	4,741,744	4,367,381

During the three months ended February 29, 2020, the Company issued 57,125 (three months ended February 28, 2019 – 113,334) common shares valued at $148,199 (three months ended February 28, 2019- $391,013) to settle accounts payable of $190,706 (three months ended February 28, 2019 - $335,792) resulting in a gain of $42,508 (three months ended February 28, 2019 – loss of $55,221) which is included in gain (loss) on settlement of debt.

15.

LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Related party	Third party	Credit Facility	Bank Loan	Total
	$	$	$	$	$
Balance, November 30, 2018	172,203	12,000	750,000	-	934,203
Advance	-	150,000	-	662,933	812,933
Repayment - cash	(172,203)	(137,000)	-	-	(309,203)

Balance, November 30, 2019	-	25,000	750,000	662,933	1,437,933
Net exchange differences	-	-	-	8,478	8,478

Balance, February 29, 2020	-	25,000	750,000	671,411	1,446,411

Related party loans

Related party loans consisted of amounts advanced by directors or companies controlled by them.  Several of the loans were secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 8.0% per annum.  As at November 30, 2019, all loans have been paid in full.  As at February 29, 2020, interest of $34,664 (November 30, 2019 - $39,747) remains outstanding and is included in accounts payable and accrued liabilities.

Third party loans

Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 14.4% per annum.  As at February 29, 2020 and November 30, 2019, the amount outstanding is due on demand and incurs interest of 14.4% per annum. Interest of $3,139 (November 30, 2019 - $2,192) remains outstanding and is included in accounts payable and accrued liabilities.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

15.

LOANS PAYABLE (continued)

Credit facility

In fiscal 2016 a $2,500,000 Credit facility was secured by assets of the Company under a general security agreement with a due date of November 30, 2018 and an interest rate of 14.4% per annum.  A fee of $60,000 was settled through the issuance of shares during the year ended November 30, 2017.  The Company repaid $1,750,000 of principal and $147,945 of interest during the year ended November 30, 2017.

In June 2018, a new lender acquired the remaining $750,000 loan and under new terms, the loan was due on August 20, 2018.  The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof (“Waterproof POA”).  In December 2018, the lender registered a general security agreement over all the Company’s current and future assets.

In November 2019, the new lender signed a Forebearance Agreement which extended the maturity date of the loan to November 30, 2020 and required the Company to make quarterly payments of $250,000 commencing on March 31, 2020 until the principal and interest on the loan have been paid in full.  In accordance with the Forebarance Agreement, the Company issued 215,000 treasury shares of the Company as security for the loan which will be transferred to the lender upon any default of the loan.  Additionally, the new lender released the Waterproof POA and amended their general security agreement to exclude the Company’s investment in Waterproof.  In March 2020, the new lender provided an extension allowing the delay of the quarterly payments to commence June 30, 2020.

Interest of $316,208 (November 30, 2019 - $289,282) remains outstanding and is included in accounts payable and accrued liabilities.

Bank loan

In May 2019, the Company entered into a revolving note for US$500,000 with City National Bank which bears interest at 3.49% per annum and is secured by a deposit certificate of US$500,000 (Note 3).  As at February 29, 2020, the Company had received advances of $671,411 (US$500,000) (November 30, 2019 - $662,933 (US$498,857)) against this loan.

16.

CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2018	-	-	-
Cash received	2,930,477	595,991	3,526,468
Deferred income tax liability	-	(160,917)	(160,917)
Interest expense and accretion	259,885	-	259,885
Settlement of convertible debentures	(1,795,455)	(244,890)	(2,040,345)
Reallocation of interest to accounts payable	(25,156)	-	(25,156)
Currency translation adjustment	18,651	-	18,651

Balance, November 30, 2019	1,388,402	190,184	1,578,586
Interest expense and accretion	68,279	-	68,279
Currency translation adjustment	15,825	-	15,825

Balance, February 29, 2020	1,472,506	190,184	1,662,690

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

16.

CONVERTIBLE DEBENTURES (continued)

On February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures raising $3,526,468 (US$2,678,000).  Each debenture will mature two years from closing, will bear interest at 2% per annum, and can be converted into units at a price of US$1.50 per unit.  Each unit will consist of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component.  The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature.  The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance.  As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $160,917.

Interest and accretion expense for the three months ended February 29, 2020 was $68,279 (February 28, 2019 - $Nil).

Subsequent to February 29, 2020, a portion of the debentures were converted into units (Note 25).

17.

SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue 500,000,000 common shares without par value.

The Company is authorized to issue the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

17.

SHARE CAPITAL AND RESERVES (continued)

Issued share capital

Common shares

During the three months ended February 29, 2020:

a)

On January 22, 2020, the Company issued 57,125 common shares valued at $148,198 to settle debt of $190,706 resulting in a gain of $42,508 which is included in gain (loss) on debt settlements.

b)

On January 22, 2020, the Company issued 11,764 common shares valued at $39,615 to a consultant of the Company for public relations services provided to the Company of which $33,058 of services were rendered during the year ended November 30, 2019.

c)

In February 2020, the Company issued 98,004 common shares valued at $204,495 for the exercise of warrants with an exercise price of US$1.75 of which $104,139 was received during the year ended November 30, 2019.  As a result, the Company transferred $14,153 representing the fair value of the exercised share purchase warrants from reserves to share capital.

During the year ended November 30, 2019:

d)

On February 28, 2019, the Company issued 113,334 common shares valued at $391,013 to settle debt of $335,792 resulting in a loss of $55,221 which is included in loss on debt settlements.

e)

On April 30, 2019, the Company issued 46,539 common shares valued at $243,162 to settle debt of $199,896 resulting in a loss of $43,266 which is included in loss on debt settlements.

f)

On April 30, 2019, the Company issued 17,222 common shares valued at $73,980 to various consultants of the Company for consulting and public relations services provided to the Company.

g)

In November 2019, the Company issued 158,291 common shares valued at $368,617 for the exercise of warrants with an exercise price of US$1.75.

h)

During the year, the Company issued 1,000,167 units on the conversion of $1,795,455 (US$1,133,761) worth of net convertible debentures (Note 16).  As a result, the Company transferred $244,890 from reserves to share capital representing the proportionate balance of the unamortized equity component.  Additionally, the Company allocated $30,779 to reserves representing the value of the warrants issued.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.

Preferred shares

As at February 29, 2020 and November 30, 2019, no preferred shares were issued and outstanding.

Treasury shares

On November 27, 2019, the Company issued 215,000 common shares into treasury as security against a loan in accordance with a Forbearance Agreement (Note 15).

Commitment to issue shares

As at February 29, 2020, the Company was committed to issuing $901,542 (November 30, 2019 – $137,197) worth of common shares of which $44,813 is for services received and $856,729 (US$650,000) is for 541,667 common shares to be issued in relation to the exercise of warrants.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

17.

SHARE CAPITAL AND RESERVES (continued)

Loss per share

The basic and diluted loss per share attributable to the Company for the three months ended February 29, 2020 was $0.30 (February 28, 2019 - $0.48) and was based on the loss attributable to common shareholders and the weighted average number of common shares outstanding of 5,448,552 (February 28, 2019 – 4,010,419).

The basic and diluted profit (loss) per share attributable to the non-controlling interests for the three months ended February 29, 2020 was $0.00 (February 28, 2019 – ($0.01)) and was based on the profit (loss) attributable to non-controlling interests and the weighted average number of common shares outstanding of 5,448,552 (February 28, 2019 – 4,010,419).

Stock options

The Company does not have a formal stock option plan.  The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods but generally vest immediately on grant. Options granted generally have a life of five years.

During the year ended November 30, 2019, the Company granted 461,500 stock options with a total fair value of $1,136,731 that vested immediately on grant.

During the three months ended February 29, 2020, the Company granted 50,000 stock options with a total fair value of $94,392 that vested immediately on grant.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	February 29, 2020	November 30, 2019
Risk-free interest rate	1.51%	1.82%
Dividend yield	Nil	Nil
Expected life	5.0 years	5.0 years
Volatility	100%	92%
Weighted average fair value per option	$1.92	$2.46

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
		$
Balance, November 30, 2018	117,000	17.86 (US$13.30)
Granted	461,500	3.42 (US$2.55)
Cancelled	(117,000)	17.86 (US$13.30)
Balance, November 30, 2019	461,500	3.39
Granted	50,000	3.42 (US$2.55)

Balance, February 29, 2020	511,500	3.42

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

17.

SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

A summary of the share options outstanding and exercisable at February 29, 2020 is as follows:

Number of Stock Options	Exercise Price	Expiry Date
$
461,500	3.42 (US$2.55)	February 28, 2024
25,000	3.42 (US$2.55)	January 8, 2025
25,000	3.42 (US$2.55)	February 13, 2025
511,500

The weighted average life of share options outstanding at February 29, 2020 was 4.09 years.

Warrants

Agents’ warrants

Agents’ warrant transactions are summarized as follows:

	Number of Agents’ Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2018	10,737	4.35
Cancelled	2,737	1.25

Balance, February 29, 2020 and November 30, 2019	8,000	5.37

A summary of the agents’ warrants outstanding and exercisable at February 29, 2020 is as follows:

Number of Agent’s Warrants	Exercise Price	Expiry Date
$
8,000	5.37 (US$4.00)	October 15, 2020
8,000

The weighted average life of agent’s warrants outstanding at February 29, 2020 was 0.63 years.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

17.

SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants

During the year ended November 30, 2019, the Company issued 1,000,167 share purchase warrants with an exercise price of US$1.75 per warrant in connection with the conversion of various convertible debentures.

On October 18, 2019, the Company repriced six tranches of share purchase warrants to US$1.20.

Share purchase warrant transactions are summarized as follows:

	Number of Share Purchase Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2018	1,142,598	6.05
Granted	1,000,167	2.35 (US$1.75)
Exercised	(158,291)	2.35 (US$1.75)
Balance, November 30, 2019	1,984,474	1.92
Exercised	(98,004)	2.11

Balance, February 29, 2020	1,886,470	1.91

A summary of the share purchase warrants outstanding and exercisable at February 29, 2020 is as follows:

Number of Share Purchase Warrants	Exercise Price	Expiry Date
$
24,208	1.61 (US$1.20)	April 6, 2022
286,886	1.61 (US$1.20)	August 30, 2020
800,000	1.61 (US$1.20)	October 15, 2021
775,376	2.35 (US$1.75)	February 26, 2021
1,886,470

The weighted average life of share purchase warrants outstanding at February 29, 2020 was 1.21 years.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

17.

SHARE CAPITAL AND RESERVES (continued)

Derivative liability

a)

On August 30, 2017, the Company completed a non-brokered private placement of 132,043 units for cash proceeds of $126,000. Each unit consisted of one “A” share purchase warrant and one “B” share purchase warrant. Each “A” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $3.00 per warrant. Each “B” warrant entitles the holder to purchase one share of the Company for a period of three years from closing at a price of $6.00, repriced to USD$1.20 on October 18, 2019.  The warrant agreement provides an anti-dilution clause for each of the A and B warrants that, upon exercise of the warrants, will cause the Company to issue additional warrants sufficient to entitle the warrant holder to acquire 10% of the issued and outstanding common shares of the Company.  Such right is limited to one exercise of either of the A and B warrants and all of the A warrants must be exercised prior to exercising any of the class B warrants.

The anti-dilution right for the A and B share purchase warrants was valued at $126,000 as at November 30, 2017 as the acquisition price approximated fair value due to the recency of the transaction.  During the year ended November 30, 2018, certain A warrants were exercised causing the rights to expire resulting in a decrease to the liability.

As at February 29, 2020, the rights attached to the B warrants were valued at $546,792 (November 30, 2019 - $1,102,277) resulting in a derivative gain of $555,485 for the three months ended February 29, 2020 (three months ended February 28, 2019 - $26,272).

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the revaluation of the derivative liability as at February 29, 2020 and November 30, 2019:

	February 29, 2020	November 30, 2019
Risk-free interest rate	1.42%	1.70%
Dividend yield	Nil	Nil
Expected life	0.5 year	0.75 year
Volatility	99%	106%
Probability of exercise	100%	75%

b)

Due to the Company changing its functional currency from the CAD to the USD during the year ended November 30, 2018, a derivative liability occurred on the date of change on the Company’s previously issued share purchase warrants with CAD exercise prices.  During the year ended November 30, 2019, the share purchase warrants with a CAD exercise price was repriced to USD resulting in the elimination of the derivative liability.

As at February 29, 2020, the Company revalued the derivative liability to $nil (November 30, 2019 - $nil) and recorded a gain of $nil (three months ended February 28, 2019 – $116,534).

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

18.

RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

A summary of related party loans and related transactions is included in Note 15.  Interest paid or accrued to related parties during the three months ended February 29, 2020 was $nil (February 28, 2019 - $3,262).

Accounts payable and accrued liabilities at February 29, 2020 includes $744,163 (November 30, 2019 - $627,003) owing to directors, officers, or to companies controlled by common directors for unpaid consulting fees, expense reimbursements, and loan interest.  Additionally, accounts payable and accrued liabilities includes $671,411 (November 30, 2019 - $664,452) payable to a director of Majesco relating to the purchase of the Company’s 51% interest in Majesco.

During the three months ended February 29, 2020, the Company received $nil (February 28, 2019 - $781,707 (US$588,000)) for convertible debentures detailed in Note 16 from three directors of the Company.  In July 2019, two directors converted their debentures worth $116,990 (US$88,000) into 58,667 units of the Company.  Subsequent to February 29, 2020, additional debentures were converted into units (Note 25).

As at November 30, 2019, a loan was due from Waterproof, which included accrued interest receivable, amounting to $94,882.  As at February 29, 2020, the loan was repaid in full.  During the three months ended February 29, 2020, the Company recorded interest income of $416 (February 28, 2019 - $2,528) in connection to this loan receivable. (Note 7).

Summary of key management personnel compensation:

	For the three months ended
	February 29, 2020	February 28, 2019
	$	$
Consulting and directors fees	167,500	126,000
Salaries and benefits	7,000	7,000
Share-based compensation	45,670	890,418
Interest expense	-	3,262

	220,170	1,026,680

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

19.

NON-CONTROLLING INTEREST

The following table presents the changes in equity attributable to the 49% non-controlling interest in Majesco:

	February 29, 2020	November 30, 2019
	$	$
Balance, beginning of period	1,786,401	1,838,941
Share of income (loss) for the year	3,900	(43,932)
Foreign exchange on translation	25,280	(8,608)

Balance, end of period	1,815,581	1,786,401

The following table presents the non-controlling interest as at February 29, 2020 and November 30, 2019:

	February 29, 2020	November 30, 2019
	$	$
Assets
Current	81,319	33,770
Non-current	3,946,377	3,905,471
	4,027,696	3,939,241

Liabilities
Current	299,023	270,362
Non-current	23,405	23,163
	322,428	293,525

Net assets	3,705,268	3,645,716
Non-controlling interest	1,815,581	1,786,401

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

	Three months ended
	February 29, 2020	February 28, 2019
	$	$

Profit (loss) attributable to non-controlling interest	3,900	(24,218)
Foreign exchange translation adjustment	25,280	(18,146)

Comprehensive loss attributable to non-controlling interest	29,180	(42,364)

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

20.

CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. The Company is not subject to externally imposed capital requirements other than disclosed in Note 15.

21.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•

Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

The Company’s financial instruments consist of cash, restricted cash, receivables, loans receivable, investment in equity instruments, accounts payable and accrued liabilities, due to related parties, loans payable, convertible debentures, and derivative liability.  The fair value of receivables, loans receivable, accounts payable and accrued liabilities, due to related parties, and loans payable approximates their carrying values.  Cash and restricted cash are measured at fair value using level 1 inputs.  Convertible debentures and derivative liability are measured using level 2 inputs.  The investment in equity instruments is measured at fair value using level 3 inputs.

As at February 29, 2020, the fair value of the level 3 asset was $1,732,798 (November 30, 2019 - $1,551,324) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization.  The Company’s investment in Waterproof does not have a quoted market price on an active market and the Company has assessed the fair value of the investment based on Waterproof’s unobservable earnings.  As a result, the fair value is classified as level 3 of the fair value hierarchy.  The process of estimating the fair value of Waterproof is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at February 29, 2020, the Company had current assets totaling CAD$299,373 and current liabilities totalling CAD$2,444,499. A 1% change in the exchange rate would change other comprehensive income/loss by approximately US$16,000. At this time, the Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

21.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

b)

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s restricted cash is held with a law firm in trust in which credit risk exposure is low. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at February 29, 2020 and November 30, 2019 is the carrying value of the loans receivable. The Company has allowed for an expected credit loss of $150,938 on the loans receivable as at February 29, 2020.  During the three months ended February 29, 2020, the Company increased the allowance by $5,507 which is included in statement of comprehensive loss.

c)

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  As at February 29, 2020, the loans included in loans payable and convertible debentures bear interest at rates ranging from 3.5% to 14.4% per annum and are due on demand. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)

Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at February 29, 2020, the Company had a cash balance, including restricted cash, of $735,536 to settle current financial liabilities of $6,188,155.  Additionally, as there is no assurance the convertible debentures will be converted into common shares of the Company, the Company is exposed to liquidity risk.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

22.

SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the three months ended
	February 29, 2020	February 28, 2019
	$	$
Supplemental non-cash disclosures
Reallocation of warrants upon exercise	14,153	-
Shares issued for debt settlements	148,198	391,013
Accounts payable applied to convertible debentures	-	23,675
Shares issued for commitment	137,197	-

23.

CONTINGENCIES

a)

In January 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company for approximately $400,000 for unpaid consulting fees, US$500,000 for the unpaid cash consideration for the purchase of 51% interest in Majesco, and a payment for the difference between US$500,000 and the value of the Company’s shares issued on the purchase of the 51% interest in Majesco.  The Company has accrued $1,071,411 in these financial statements.  Management is currently seeking legal advice on this lawsuit.

b)

In February 2020, a consultant of the Company filed a lawsuit in the Supreme Court of British Columbia against the Company in relation to the issuance of a share certificate for 59,706 common shares of the Company, 32,149 of which the consultant states is owing to him and general and special damages in relation to the shares.  The Company has accrued $67,141 (US$50,000) in these financial statements.  Management is currently seeking legal advice on this lawsuit.

24.

SEGMENTED INFORMATION

During the years ended November 30, 2019 and 2018, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York.  In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. The Company has determined it had one reportable operating segment during the three months ended February 29, 2020 and February 28, 2019:  the investment in video games.

Revenue derived in the Company’s video games segment is earned from a large number of customers located throughout the world.  No one customer exceeds 5% of the Company’s sales.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 29, 2020

(Expressed in Canadian Dollars - Unaudited)

25.

SUBSEQUENT EVENTS

Subsequent to February 29, 2020, the Company:

a)

issued 426,611 common shares for total proceeds of $1,002,510 (US$746,569) in connection with the exercise of 426,611 share purchase warrants at US$1.75 per warrant,

b)

issued 541,667 common shares for total proceeds of $856,730 (US$650,000) in connection with the exercise of 541,667 share purchase warrants at US$1.20 per warrant of which the funds were received during the three months ended February 29, 2020,

c)

issued 53,505 common shares for total proceeds of $183,212 (US$136,438) in connection with the exercise of 53,505 stock options at US$2.55 per option,

d)

issued 32,457 common shares to settle debt of $117,056,

e)

issued 17,646 common shares to two consultants of the Company for consulting and public relations services provided to the Company of which $44,813 of services were rendered during the three months ended February 29, 2020,

f)

issued 621,865 share purchase warrants with an exercise price of US$1.20 and an expiry date of August 30, 2020 in connection with the exercise of the “B” share purchase warrants described in Note 17,

g)

issued 527,402 units to various lenders on the conversion $1,037,330 (US$772,500) worth of convertible debentures and $24,983 (US$18,605) of related accrued interest,

h)

granted 50,000 stock options with an exercise price of US$2.55 and a term of five years to a members of the Company’s advisory board, and

i)

filed an F-3 registration statement in the United States which offers an indeterminate number of common shares, debt securities, subscription rights, warrants, and/or units of the Company for proceeds of up to US$25,000,000.